--------                                       U.S. SECURITIES AND EXCHANGE COMMISSION                 ----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               ----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                Omb Number:       3235-0287
    LONGER SUBJECT TO                                                                                   Expires: September 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 1.0
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           ----------------------------
    INSTRUCTION 1(b).
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
1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person
                                                                                                to Issuer (Check all applicable)
   Compagnie Generale de Geophysique            GeoScience Corporation: GSCI                        Director          X  10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below)
                                                Person (Voluntary)                            -----------------  ------------------
    1, rue Leon Migaux                                                     December, 1999
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (check applicable box)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
    91341         Massy            France                                                         Reporting Person
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    (zip)       (State)         (Country)        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 4)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or              (Instr. 3        (I)         ship
                                                Code    V       Amount    (D)     Price       and 4)          (Instr. 4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
    Common Stock                    12/13/99            P     9,414,263    A      $6.71                            D
------------------------------------------------------------------------------------------------------------------------------------
    Common Stock                    12/13/99            J     7,995,000   D*       0                               I
------------------------------------------------------------------------------------------------------------------------------------
    Common Stock                    12/13/99            J         **      **        **                             D
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* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).                                            (Over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.          SEC 1474 (7/96)


                                            Page 1 of 3 pages


FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                             -------------------------------------- --------------------
                                                              Code    V        (A)        (D)        Date      Expira-
                                                                                                     Exer-     tion
                                                                                                     cisable   Date
      ------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
------------------------------                    at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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EXPLANATION OF RESPONSES:




                                                                                  COMPAGNIE GENERALE DE GEOPHYSIQUE

                                                                                   /s/ Thierry Le Roux                 12/13/99
                                                                                  -----------------------------------  -----------
**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE                        **SIGNATURE OF REPORTING PERSON       DATE
  FEDERAL CRIMINAL VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED.
      IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

SEC 1474 (7/96)                                                                                                              Page 2

                                               Page 2 of 3 pages

1.  Name and Address of Reporting Person

Compagnie Generale de Geophysique
1, rue Leon Migaux
91341 Massy, France

2.  Issuer Name and Ticker or Trading Symbol

GeoScience Corporation: GSCI

4.  Statement for Month / Year

December, 1999

* Compagnie Generale de Geophysique had the right to acquire these shares pursuant to a shareholder agreement (the "Agreement") with Sercel Acquisition Corp. (now known as Syntron Corporation), GeoScience Corporation and Tech-Sym Corporation. When Syntron Corporation purchased these shares, the option expired in accordance with the terms of the Agreement.

** Syntron Corporation, a wholly owned subsidiary of Compagnie Generale de Geophysique and the owner of 94.3% of the outstanding stock of GeoScience Corporation, merged itself with GeoScience Corporation, with Syntron Corporation continuing as the surviving corporation. Pursuant to the merger, each of the 100 shares of common stock, par value $.01 per share, of Syntron Corporation issued and outstanding immediately before the effective time of the merger now represents one validly issued, fully paid nonassessable share of common stock, par value $.01 per share, of the surviving corporation. Following the merger, the common stock of GeoScience Corporation was deregistered by filing a Form 15.



                                               Page 3 of 3 pages